Filed by ACCO World Corporation pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934
Subject Company: General Binding Corporation
Commission File Number: 0-2604
ACCO World Corporation has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (Registration No. 333-124946) containing the definitive proxy statement/prospectus-information statement regarding the proposed transaction. Investors are urged to read the definitive proxy statement/prospectus-information statement which contains important information, including detailed risk factors. The definitive proxy statement/prospectus-information statement and other documents filed by Fortune Brands, ACCO and GBC with the Securities and Exchange Commission are available free of charge at the SEC’s website, www.sec.gov, or by directing a request to ACCO World Corporation, 300 Tower Parkway, Lincolnshire, IL, 60069, Attention: Investor Relations; or by directing a request to General Binding Corporation, One GBC Plaza, Northbrook, IL, 60062, Attention: Investor Relations.
GBC, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation is set forth in the definitive proxy statement/prospectus-information statement.
The following are materials presented by ACCO World Corporation to investors.
# # #

SEC Filing ACCO World Corporation has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (Registration No. 333-124946) containing the definitive proxy statement/prospectus-information statement regarding the proposed transaction. Investors are urged to read the definitive proxy statement/prospectus- information statement which contains important information, including detailed risk factors. The definitive proxy statement/prospectus-information statement and other documents filed by Fortune Brands, ACCO and GBC with the Securities and Exchange Commission are available free of charge at the SEC's website, www.sec.gov, or by directing a request to ACCO World Corporation, 300 Tower Parkway, Lincolnshire, IL, 60069, Attention: Investor Relations; or by directing a request to General Binding Corporation, One GBC Plaza, Northbrook, IL, 60062, Attention: Investor Relations. GBC, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the participants in the solicitation is set forth in the definitive proxy statement/prospectus-information statement.

Forward Looking Statements This presentation contains forward-looking statements, including, in particular, statements about ACCO Brands Corporation's ("ACCO Brands") plans, strategies and prospects. These have been based on the Company's current assumptions, expectations and projections about future events. Although ACCO Brands believes that the expectations reflected in these forward-looking statements are reasonable, the Company can give no assurance that these expectations will prove to be correct or that savings or other benefits anticipated in the forward-looking statements will be achieved. Important factors, some of which may be beyond the Company's control, that could cause actual results to differ materially from management's expectations are disclosed in the definitive proxy statement/prospectus - information statement included in the companies registration statement on form S-4, including under the caption "Risk Factors."

Workspace Tools Document Communication Visual Communication Storage & Organization Computer Accessories Time Management

$1.9B Net Sales ~85% #1/#2 Market Positions U.S. 55% Europe 28% ROW 17% Diversified Product Mix Extensive Geographic Reach Commercial Products 22% Computer Products 9% Workspace Tools Document Communication Visual Communication Storage & Organization Office Products 69%

Our Goal Our goal Service six consumer categories with fewer, bigger, better brands. Our go-to-market strategy Align with attractive consumer categories Support the need for greater productivity... at work, at home, at school and on the road

ACCO Successful Repositioning 2000-2004 Built scalable business model Focus on #1/#2 brands Low cost & responsive supply chain Established Shared Services infrastructure Invest in premium products; manage categories Exceeded Fortune Brands' goals in a down market 11% operating income margin TTM from 2% $441M total cash flow from operations after restructuring 01-04 Returns 24 Facilities closed Halved headcount ~10% Sales eliminated Major reduction in SKU's

Fortune Brands Office Products Division $236M Adj. EBITDA 2004 $40M synergy potential in 3 years Implied Enterprise Value of $2.2B (GBND $24.5) 9x EV to trailing adjusted EBITDA before synergies One Of The World's Largest Branded Office Products Companies General Binding Corporation $0.7B Net Sales $72M Adjusted EBITDA $1.2B Net Sales $164M Adjusted EBITDA Publicly traded on NASDAQ Headquarters in Northbrook, IL Segment of Fortune Brands Headquarters in Lincolnshire, IL

Office Products In Stapling and Punches in North America, U.K. and Australia Workspace Tools In Binding and Laminating Equipment and Supplies Document Communication #1 #1 Competitors include Stanley Bostich, Hunt, Accentra and Fellowes U.S. Europe Competitors include LegaMaster, Rapid, Esselte, Schleicher, Fellowes, Intimus and Novus Competitors include Esselte and Avery Dennison U.S. Europe Competitors include Esselte, Hamelin, Herlitz and Fellowes

Companion(tm) w/ built-in staple remover $9.99* InVision(tm) w/ low staple indication $8.99* Optima(tm) Grip designed for ergonomic, hand- held use $16.99* Optima(tm) Desk designed for exceptional performance $18.99* Speed Grip(tm) Hand Held $29.99* Speed Pro(tm) Desktop $49.99* Convenience Series Performance Series * Approximate in-store retail price Speed/Productivity Series Tot Grip $2.99* New Product Innovation Platforms

Office Products Visual Communication Storage and Organization In White Boards and Easels in the U.S. and Europe In Overhead Projectors in the U.S. and Europe In Ring Binders in North America In Lever Arch Binders in the U.K. #1 #2 #1 #2 Competitors include Avery Dennison, Esselte, Cardinal, Fellowes and Smead U.S. Europe Competitors include Esselte, Hamelin, Herlitz, Avery and Smead Competitors include 3M, Rose Art, Board Dudes and Dalite U.S. Europe Competitors include 3M, LegaMaster, Bisilque, Aubecq and Ghent

Computer Products Computer Accessories In Physical Security Competitors include Targus, Belkin and Logitech U.S. Europe Competitors include Targus, Belkin, Dicota and Logitech #1 #1

Largest Office Supplier $2.0 $1.0 $0.0 $1.9 30% 2004 OFFICE PRODUCTS SALES $1.7 $1.4 $1.2 $1.2 $1.2 $0.7 $ IN BILLIONS

Commercial Products Planners and Organizers Time Management Digital Print Finishing Films Professional- Grade Laminating Equipment and Supplies Thermal and Pressure- Sensitive Laminating Films Document Finishing High-Speed Punching and Binding Equipment #1 #2 #1 #1

Three Key Success Requirements

Commitment To Innovation ACCO World sales from new products introduced in the past three years now at 30% 2001 2002 2003 2004 40% 20% 0% 16% 23% 26% 30%

~50% GBC Sales Overlap - Scale Benefits

Low Cost Operator With Industry-Leading Supply Chain Product Cost Characteristics Central Manufacturing (e.g. Boards and Binders) (e.g. Kensington and Business Machines) High Distribution/ Freight Cost High Proportion of Direct Labor Cost (e.g. Staplers and Sheet Protectors) Third-Party Sourcing Local Manufacturing

Synergy Overview Synergy Overview $40 million of net cost synergies annually within 3 years Largely redundancies in Shared Services worldwide 2 years average cash payback (charges and capital expenditures) 1/2 the size of ACCO's repositioning Established Project Management Office ("PMO") Detailed plans and projects in place

Historical Financials ACCO WORLD NET SALES $1,400 $1,150 $700 $350 $0 2003 $1,101.9 2004 $1,175.7 $ IN MILLIONS GBC NET SALES $1,400 $1,150 $700 $350 $0 2002 $1,105.4 LTM-MAR $1,180.0 2001 $1,176.3 GBC GROSS PROFIT $500 $375 $250 $125 $0 45% 40% 35% 30% 25% ACCO WORLD GROSS PROFIT $500 $375 $250 $125 $0 45% 40% 35% 30% 25% Gross Profit Margin 2003 2004 2002 LTM-MAR 2001 2003 $415.1 2004 $461.4 2002 $406.5 LTM-MAR $467.0 2001 $375.4 2003 2004 2002 LTM-MAR 2001 31.9% 36.8% 37.7% 39.2% 39.6% 39.3% 39.8% 40.0% 38.9% 38.8% Gross Profit Margin $701.7 $697.9 $712.3 $711.9 $721.6 $279.2 $277.4 $279.2 $280.2 $280.1

ACCO WORLD ADJUSTED EBITDA $200 $150 $100 $50 $0 20% 15% 10% 5% 0% Adjusted EBITDA Margin GBC ADJUSTED EBITDA $200 $150 $100 $50 $0 10% 5% 0% $ IN MILLIONS ACCO WORLD CAPITAL EXPENDITURES $40 $30 $20 $10 $0 GBC CAPITAL EXPENDITURES $40 $30 $20 $10 $0 2003 $16.3 2004 $27.6 2002 $22.0 LTM-MAR $27.7 2001 $19.7 2003 $8.5 2004 $7.3 2002 $9.0 LTM-MAR $7.2 2001 $14.9 20% 15% 2003 $130.8 2004 $164.0 2002 $105.9 LTM-MAR $165.3 2001 $91.8 2003 $77.1 2004 $72.4 2002 $75.5 LTM-MAR $70.8 2001 $70.0 7.8% 9.6% 11.9% 13.9% 14.0% 9.8% 10.8% 11.0% 10.2% 9.8% Adjusted EBITDA Margin Historical Financials

ACCO Brands Corporation

Recent Results

$ IN MILLIONS

	ACCO World		GBC	
	6 Mos. Ended June 25, 2004	6 Mos. Ended June 25, 2005	6 Mos. Ended June 30, 2004	6 Mos. Ended June 30, 2005
Net Sales	$539.6	$551.9	$345.3	$367.1
Net Income	$2.1	$26.6	$3.0	$(1.9)
Adjusted EBITDA[(1)]	$60.9	$64.2	$31.2	$30.2

(1) The following table sets forth a reconciliation of Supplemental EBITDA and Adjusted EBITDA to net income for ACCO World and GBC for each of the periods presented above.

ACCO World Corporation	6 Mos. Ended June 25, 2004	6 Mos. Ended June 25, 2005
Net income (loss) after chg. in acctg. principle	$2.1	$26.6
Cum. effect of change in acctg. principle	-	(1.6)
Income taxes	6.3	17.0
Interest expense, net	3.9	4.1
Other (income)/expense, net	(3.5)	1.6
Restructuring charges	19.4	-
Amortization of intangibles	0.6	1.0
Depreciation expense	14.7	12.6
Supplemental EBITDA	$43.5	$61.3
Restructuring costs included in COGS	8.8	-
Restructuring costs included in SG&A	8.6	2.9
Adjusted EBITDA	$60.9	$64.2

General Binding Corporation	6 Mos. Ended June 30, 2004	6 Mos. Ended June 30, 2005
Net income / (loss)	$3.0	($1.9)
Income tax expense	2.5	2.9
Interest expense	13.4	13.6
Other expense, net	0.9	1.1
Earnings from joint ventures	(0.4)	(1.0)
Restructuring charges	0.8	1.3
Depreciation and amortization	10.9	10.0
Supplemental EBITDA	$31.2	$26.1
Other non-recurring charges	-	4.1
Adjusted EBITDA	$31.2	$30.2

22

Pro Forma Capitalization ($ in millions) (1) Consists primarily of borrowings under non-U.S. bank lines Pro Forma as of Period Ended March 2005 Cash and Cash Equivalents $31.4 Revolving Credit Facility $7.5 Term Loan A facility 200.0 Term Loan B facility 400.0 Other Debt(1) 6.7 Total Senior Secured Debt $614.2 Senior Subordinated Notes 350.0 Total Debt $964.2 Net Debt $932.8 LTM Ended Q1 2005 Adjusted EBITDA $236.1 Net Debt / LTM Adjusted EBITDA 4.0 Excludes annual synergies of $40 million expected within 3 years Current Blended Interest Rate (LIBOR @ 3.7%) 6.4%

"ABD" Well Positioned to Drive Value ~85% sales from #1/#2 market position Gain share focus on consumer branded & growing categories Proven operators with scaleable & growth-driven business model Attractive growth and cash generation profile: Capital expenditures = depreciation long-term Debt pay down focus during GBC integration Brand investment priority to drive internal growth Potential evolution of existing product portfolio Long-term potential for high-return acquisitions leveraging existing infrastructure in a fragmented and consolidating industry